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                               SUMMARY TERM SHEET

                      OFFER OF GR ACQUISITION CORPORATION
                  TO PURCHASE ALL THE OUTSTANDING COMMON STOCK
                                       OF
                            GARDEN RIDGE CORPORATION

     We (GR Acquisition Corporation) are offering to purchase all the outstanding common stock of Garden Ridge Corporation which we or our parent do not already own for $11.50 per share in cash. The following are some questions you, as a stockholder of Garden Ridge, may have, and answers to those questions.

WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is GR Acquisition Corporation. We were formed for the purpose of making a tender offer for Garden Ridge common shares. We are wholly owned by GRDG Holdings, LLC. It is a limited liability company which was formed by Three Cities Fund II, L.P. and Three Cities Offshore II C.V., two private investment funds advised by Three Cities Research Inc. The Three Cities Funds own a majority of the interests in GRDG Holdings, but there are other owners of approximately 48.9% of GRDG Holdings. The two Three Cities Funds expect to transfer two-thirds of their interests in GRDG Holdings to Three Cities Fund III, L.P., a newly formed investment fund, which also is advised by Three Cities Research, Inc.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are seeking all the common stock of the Company which we or our parent does not already own.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     We are offering to pay $11.50 per share, net to you, in cash. If you tender your shares to us, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     GRDG Holdings (our sole stockholder) already owns approximately 30.9% of Garden Ridge's common stock. The Three Cities Funds and two affiliated funds will provide $60 million to us, through GRDG Holdings, which we can use in connection with the tender offer and the merger which we expect will follow it (as discussed below). GRDG Holdings has arranged financing from banks and another institutional lender for the rest of what we will need to purchase all the shares which are tendered to us and not withdrawn, and to provide funding for the merger.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION WHETHER TO TENDER IN RESPONSE TO THE OFFER?

     Because all the funding which will be needed will come from the Three Cities Funds or from financing which has already been arranged, we do not think our financial condition is relevant to your decision whether to tender in response to the offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN RESPONSE TO THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on December 22, 1999, to decide whether to tender your shares in response to the tender offer. Further, if you can't deliver everything that is required by that time, you may be able to use a guaranteed delivery procedure, which is described in the Offer to Purchase booklet relating to our tender offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     We can extend the tender offer until January 22, 2000. We cannot extend it beyond that date unless Garden Ridge consents to our doing so.
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HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform ChaseMellon Shareholder Services, L.L.C. (which is the Depositary with regard to the tender offer) of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We will not have to purchase the shares which are tendered unless at least 51% of the shares which neither we nor our parent (GRDG Holdings) owned on November 22, 1999 are properly tendered and not withdrawn. However, we may, if we wish, purchase the shares which are properly tendered and not withdrawn, even if they are less than 51% of the shares which our parent did not own on November
22. We can also decide not to purchase the shares which are tendered if, among other things, there is a material adverse change in Garden Ridge or its business before we accept the shares which have been tendered.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing the shares, together with a completed Letter of Transmittal, to ChaseMellon Shareholder Services, L.L.C., as Depositary, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered through The Depositary Trust Company, but you still will have to deliver a completed Letter of Transmittal to the Depositary. If you cannot get something that it is required to the Depositary by the Expiration Time of the tender offer, you can get a little extra time to do that by getting a broker, a bank or another fiduciary which is a member of the Securities Transfer Agents Medallion Program to guarantee that the missing items will be received by the Depositary within three Nasdaq National Market trading days. However, the Depositary must receive the missing items within that three trading day period.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares until the Expiration Time of the Offer and, if we have not by January 22, 2000, agreed to accept your shares for payment, you can withdraw them at any time after that date until we do accept them for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, to the Depositary while you still have the right to withdraw the shares.

WHAT DOES THE GARDEN RIDGE BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer in accordance with a Plan and Agreement of Merger which has been approved by the Garden Ridge Board of Directors, on the recommendation of a Special Committee of directors which does not include anyone affiliated with us. The Board approved the Merger Agreement, the tender offer and the proposed merger of us into Garden Ridge in which our parent would become the sole stockholder of the merged company, and any Garden Ridge stockholders who do not tender their shares would receive the same amount of cash as is paid to stockholders who do tender their shares.

IS THIS THE FIRST STEP IN A GOING-PRIVATE TRANSACTION?

     Yes. If the merger takes place, Garden Ridge no longer will be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the Garden Ridge common stock will no longer be eligible to be traded through a Nasdaq market or on a securities exchange, there may not be a public trading market for Garden Ridge stock, and Garden Ridge may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies.
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WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE GARDEN RIDGE SHARES ARE
NOT TENDERED IN RESPONSE TO THE OFFER?

     If at least 51% of the shares which neither we nor our parent (GRDG Holdings) owned on November 22, 1999 are properly tendered and not withdrawn, we will be merged into Garden Ridge. If that merger takes place, GRDG Holdings will own all the shares of Garden Ridge, and the other Garden Ridge stockholders will receive $11.50 per share in cash (or any higher amount which is paid in the tender offer, if the tender offer price is changed).

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger described above takes place, you will receive as a result of the merger the same cash per share which you would have received if you had tendered your shares. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place because less than 51% of the shares that neither we nor our parent already owns are tendered, but we decide to purchase the tendered shares anyway, the number of stockholders and of shares of Garden Ridge stock which are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, any public trading market) for the Garden Ridge common stock. Also, as is described above, Garden Ridge may cease making filings with the SEC or otherwise being required to comply with the SEC Rules relating to publicly held companies.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On November 19, 1999, the last trading day before Garden Ridge announced the tender offer and the possible subsequent merger, the last sale price of Garden Ridge common stock reported on the Nasdaq National Market was $7.25 per share. Between October 1, 1999 and November 22, 1999, the price of Garden Ridge common stock ranged between $6.4375 and $7.25 per share (before October 1, the price of Garden Ridge stock may have been affected by a tender offer Garden Ridge made for its own shares at $7 per share).

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call D.F. King & Co., Inc. (Telephone No. 212-269-5550). D.F. King is acting as the Information Agent with regard to our tender offer.